UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

TELUS CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87971M103

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒       Rule 13d-1(b)

☐       Rule 13d-1(c)

☐       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87971M103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Royal Bank of Canada
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Reporting Person With:	5.	Sole Voting Power	0
	6.	Shared Voting Power	77,361,273
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	77,361,273

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,361,273
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 5.18%
12.	Type of Reporting Person (See Instructions) HC

Item 1.
(a)	Name of Issuer: Telus Corporation
(b)	Address of Issuer’s Principal Executive Offices: 510 West Georgia St, Floor 8 Vancouver, BC, V6B 0M3
Item 2.
(a)	Name of Person Filing: Royal Bank of Canada
(b)	Address of Principal Business Office or, if none, Residence: 200 Bay Street Toronto, Ontario M5J 2J5 Canada
(c)	Citizenship: Canada
(d)	Title of Class of Securities: Common Stock
(e)	CUSIP Number: 87971M103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 77,361,273
(b)	Percent of class: 5.18%.
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 0
(ii)	Shared power to vote or to direct the vote 77,361,273

(iii)	Sole power to dispose or to direct the disposition of 0
(iv)	Shared power to dispose or to direct the disposition of 77,361,273

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

1.	RBC Capital Markets, LLC: A broker-dealer registered under section 15 of the Act (15 U.S.C. 78o)

2.	RBC Dominion Securities Inc.: A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J)

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below, I also certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to the investment adviser is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution.  I also undertake to furnish to the Commission staff, upon request, information that would be disclosed in a Schedule 13D.

*In accordance with the SEC Rel. No. 34-39538 (January 12, 1998) (the “1998 Release”), this filing reflects the securities beneficially owned by certain operating units engaged in the private investment management business (collectively, the “RBC Private Investment Management Reporting Units”) of Royal Bank of Canada and its subsidiaries and affiliates (collectively, "RBC"). This filing does not reflect securities, if any, beneficially owned by any operating units of RBC whose ownership of securities is disaggregated from that of the RBC Private Investment Management Reporting Units in accordance with the 1998 Release.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2024

ROYAL BANK OF CANADA

/s/ Terry Fallon

Signature

Terry Fallon/ MD, Head of Regulatory Services

Name/Title